UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Praxair Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 18 pages.

# The Praxair Retirement Savings Plan

## Index



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

**Report of Independent Registered Public Accounting Firm**

To the Participants and Administrator of
The Praxair Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Praxair Retirement Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G - Schedule of Nonexempt Transactions and Schedule H, line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

**The Praxair Retirement Savings Plan**
**Statements of Net Assets Available for Benefits**
**At December 31, 2005 and 2004**

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **Assets:** | | |
| Investments, at fair value (Note 4): | | |
| Participant directed | $ 886,736,116 | $ 731,062,930 |
| Non-participant directed (Note 5) | - | 92,095,000 |
| | 886,736,116 | 823,157,930 |
| Loans to participants, at cost | 23,656,092 | 24,120,553 |
| Total Investments | 910,392,208 | 847,278,483 |
| Prepaid Insurance Expense | 72,917 | - |
| **Total Assets** | 910,465,125 | 847,278,483 |
| **Liabilities:** | | |
| Contribution Payable to Praxair, Inc. | 520,175 | - |
| **Net assets available for benefits** | $ 909,944,950 | $ 847,278,483 |

The accompanying notes are an integral part of these financial statements

**The Praxair Retirement Savings Plan**
**Statement of Changes In Net Assets Available for Benefits**
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **Additions to net assets:** | | |
| Contributions: | | |
| Participant | $ | 31,568,834 |
| Employer | | 12,551,445 |
| | | 44,120,279 |
| Investment Income: | | |
| Dividends | | 29,355,240 |
| Interest on participant loans | | 943,164 |
| | | 30,298,404 |
| Net appreciation in fair value of investments (Note 4) | | 57,039,418 |
| Transfers from other plans, net (Note 9) | | 415,391 |
| Rollovers from other plans (Note 2) | | 3,165,595 |
| **Total additions to net assets** | | 135,039,087 |
| **Deductions from net assets** | | |
| Benefit payments to participants | | 71,535,294 |
| Administrative fees | | 837,326 |
| **Total deductions from net assets** | | 72,372,620 |
| **Increase in net assets** | | 62,666,467 |
| **Net assets available for benefits** | | |
| Beginning of year | | 847,278,483 |
| End of year | $ | 909,944,950 |

The accompanying notes are an integral part of these financial statements

## Note 1 - Inception of the Plan

Praxair, Inc. (the "Company") established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed The Praxair Retirement Savings Plan (the "Plan").

## Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may no apply to employees covered under bargaining unit agreement is unionization were to occur.

### General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the "Administrator"). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### Eligibility

All regular, full-time employees (as defined in the Plan) of the Company, including any affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

### Participant and Praxair Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the "Code")) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis. Highly compensated employees (as defined in the Code) are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax. Participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $14,000 in 2005 and $13,000 in 2004. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional "catch-up" contributions for the Plan year. For 2005, the maximum catch-up contribution amount permitted under the Code was $4,000.

As part of Praxair's retirement program redesign, the available matching contributions under the Plan were amended, effective July 1, 2002. The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were Company employees as of April 30, 2002, who elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2½% of the participant's compensation contributed to the Plan and 40% of the next 5% of the participant's compensation contributed to the Plan.

Company matching contributions are made to participants' accounts, in a combination of 50% Company common stock and 50% cash invested according to participant direction. Prior to February 1, 2002, Company matching contributions were made to participants' accounts in the form of Company common stock. Effective February 1, 2002, 50% of the existing balances in Praxair Employer Match Stock Fund and any related earnings were transferred to the Praxair Common Stock Fund. The transferred balances are unrestricted but still subject to the exchange rules of the Praxair Common Stock Fund, which prohibits exchanges (transfers) into the funds. In addition, the restrictions on the remaining 50% of Company matching contributions and related earnings left in the Praxair Employer Match Stock Fund were changed to allow earlier diversification by participants subject to a formula based on the age of the participant. Effective December 1, 2005, the investment restrictions on existing balances in the Praxair Employer Match Stock Fund and any future matching contributions were eliminated, and those existing balances were transferred to the Praxair Common Stock Fund. As a result, the Praxair Employer Match Stock Fund has been eliminated.

The Company makes a non-matching contribution relating specifically to certain employees of the former Treffers Precision, Inc. This contribution is made to those employees who have at least one year of service and are still current employees at year end. The contribution is calculated as 2.5% of compensation. As this contribution is participant directed, it was not included in the above information.

**Vesting**
Participants are fully vested in their Plan account balances at all times. In the event of termination of employment with the Company, Plan participants receive all amounts credited to their accounts.

**Investment Options**
Plan participants may invest their contributions in any or all of the following funds:

Balanced Funds:
- Vanguard Life Strategy Income Fund
- Vanguard Life Strategy Moderate Growth Fund

Fixed Income Funds:
- Fidelity Managed Income Portfolio (MIP) II Class 3 Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) Core Plus Fixed Income Portfolio Institutional Class
- GMO Emerging Country Debt Share Fund Class 3

Equity Investment Funds:
- Fidelity Equity Income Fund*
- Spartan U.S. Equity Index Fund
- Fidelity Magellan Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) U.S. Small Cap Value Portfolio Institutional Class
- Columbia Acorn Fund Class Z
- Fidelity International Discovery Fund* *(included effective December 1, 2005)*
- International Index Fund *(included effective December 1, 2005)*
- Wellington TC Growth Portfolio *(included effective December 1, 2005)*
- Praxair Discounted Stock Fund* *(acquired at 95% of market price effective December 1, 2005; acquired at 90% of market price prior to December 1, 2005)*
- Putnam Investor Fund Class A *(eliminated effective December 1, 2005)*
- Janus Worldwide Fund *(eliminated effective December 1, 2005)*
- Capital Guardian Non-US Equity Fund *(eliminated effective December 1, 2005)*

Praxair Common Stock Fund*
Praxair Discounted Stock Fund* *(acquired at 95% of market price effective December 1, 2005; acquired at 90% of market price prior to December 1, 2005)*

*Party-in-interest

Effective December 1, 2005, the following investment options were no longer available under the Plan. All balances remaining in these funds and future contributions directed to these funds as of December 1, 2005, were automatically transferred to the investment option shown below:

| Fund Closed as of 11/30/05 | As of 12/1/05 New Investment Option |
|---|---|
| Putnam Investor Fund | Wellington TC Growth Portfolio |
| Capital Guardian Non-US Equity Fund | Fidelity International Discovery Fund |
| Dow Chemical Stock Fund | Praxair Common Stock Fund |
| Praxair Employer Match Stock Fund | Praxair Common Stock Fund |

Participant contributions into the Praxair Discounted Stock Fund are limited to payroll deductions. No exchanges into the fund are allowed. Certain other restrictions apply to investments in the Praxair Discounted Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund. Prior to December 1, 2005, Praxair Discounted Common Stock was acquired at 90% of market value. Effective December 1, 2005, the Praxair Discounted Common Stock is acquired at 95% of market value.

Consistent with prior years, no further contributions were permitted into the Dow Chemical Stock Fund (formerly the Union Carbide Company Stock Fund). Dividends earned on Dow Chemical stock were invested in the Fidelity MIP II Class 3 Fund. On December 1, 2005, the Dow Chemical Stock Fund was eliminated and all balances were transferred to the Praxair Common Stock Fund.

On March 1, 2004, the Plan implemented an annual restriction on the number of exchanges (in or out) into the Janus Worldwide Fund, the Capital Guardian Non-US Equity Fund, and the GMO Emerging Country Debt Share Fund Class 3. There is a limit of six exchanges into each fund per calendar year. No restriction on exchanges out of the funds was made. The Janus Worldwide Fund and the Capital Guardian Non-US Equity Fund were eliminated effective December 1, 2005. The balances of the Capital Guardian Non-US Equity Fund were transferred to the Fidelity International Discovery Fund as of December 1, 2005.

**Dividend Payout on Company Stock Fund**
A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund, the Praxair Discounted Stock Fund, and the Praxair Employer Match Stock Fund, has been designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan. The Praxair Employer Match Stock Fund has been eliminated and assets were transferred to the Praxair Common Stock Fund, effective December 1, 2005.

**Withdrawals and Distributions**
Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following the later of the year in which a participant attains age 70½ or retires from service with the Company.

**Loans**
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 11.50% in 2005.

**Rollovers**
Rollovers represent transfers of account balances of certain participants into the Plan from other qualified Plans or from individual retirement accounts.

**Unclaimed Benefits and Forfeitures**
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

## Note 3 - Summary of Significant Accounting Policies

**Method of Accounting**
The financial statements of the Plan are prepared under the accrual method of accounting.

**Payment of Benefits**
Benefits are recorded when paid.

**Participant's Account Activity**
Participant accounts are credited with participant contributions, contributions from the Company and an allocation of Plan earnings, which is based on participant account balances, and their accounts are charged for withdrawals and administrative expenses.

**Basis of Reporting Investments**
Plan investments are reported at fair value, based upon quoted market prices or independent appraisals, except for participant loans carried at cost which approximates fair value.

**Income Recognition**
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

**Risks and Uncertainties**
The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

**Note 4 - Investments**

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2005 and 2004, respectively, are noted below:

| | 2005 | 2004 |
|---|---|---|
| Praxair Common Stock Fund | $ 256,796,608 | $ 124,845,918 |
| Fidelity MIP II CL3 Fund | $ 242,068,930 | $ 227,799,725 |
| Fidelity Magellan Fund | $ 50,170,699 | $ 56,092,335 |
| Spartan U.S. Equity Index Fund | $ 50,105,534 | $ 51,321,788 |
| Praxair Discounted Stock Fund | $ 46,697,229 | * |
| Praxair Employer Match Stock Fund** | * | $ 92,095,000 |

* Not applicable
** Non-participant directed

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | Year Ended December 31, 2005 |
|---|---|
| Praxair Common Stock Fund | $ 28,524,093 |
| Praxair Employer Match Stock Fund*** | 16,329,662 |
| Praxair Discounted Stock Fund | 8,575,330 |
| Mutual Funds | 6,013,584 |
| Common Trusts | 64,477 |
| Dow Chemical Stock Fund*** | (2,467,728) |
| | $ 57,039,418 |

***Appreciation (depreciation ) earned prior to fund transfer as described in Note 2

## Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

| | December 31, 2005 | | December 31, 2004 | |
|---|---|---|---|---|
| Praxair Employer Match Stock Fund | $ | - | $ | 92,095,000 |

| | Year ended December 31, 2005 | |
|---|---|---|
| **Changes in net assets:** | | |
| Contributions | $ | 5,845,824 |
| Interest and dividends | | 1,110,905 |
| Net appreciation | | 16,329,662 |
| Benefit payments | | (4,882,155) |
| Administrative fees | | (59,182) |
| Transfers to participant-directed investments (Note 2) | | (110,440,054) |
| | $ | (92,095,000) |

## Note 6 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

## Note 7 – Plan Expenses

Administrative fees are paid by participants in accordance with Plan provisions and charged to plan participants based upon account balances. Participants are charged an annual rate of 0.05% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. A loan application fee of $35 is charged for each new loan.

## Note 8 – Transfers of Participants

Participant investment balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between companies of Praxair, Inc. during the plan year have their respective balances reflected in the company, which they are a part of at year-end.

## Note 9 – Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan did have nonexempt party-in-interest transactions whereby participant contributions of $26,949 were not remitted timely by the Company to the Plan.

## Note 10 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at the sole discretion of the Company. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

## Note 11 – Subsequent Event

Effective January 1, 2006, all employees will be automatically enrolled in the Plan after 60 days of employment.

Effective March 1, 2006, all existing balances in the Janus Worldwide Fund were automatically transferred into the Fidelity International Discovery Fund as the fund was eliminated as an investment option as of December 1, 2005.

Beginning April 1, 2006 through September 30, 2006, the Administrator enacted a temporary participant fee holiday in which no fees will be deducted from participant accounts to pay Plan expenses. Following the participant fee holiday, fees will be calculated and deducted monthly from participant accounts at a rate of 0.03% of the participant balance. Prior to the fee holiday, participant accounts were charged at a rate of 0.05% of the participant balance.

## The Praxair Retirement Savings Plan
## Schedule G – Schedule of Nonexempt Transactions
## Year Ended December 31, 2005

| (a) Identity of Party Involved | (b) Relationship to Plan, Employer, or Other Party-in-Interest | (c) Description of Transactions Including Maturity Date, Rate of Interest, Collaterol, Par or Maturity Value | (h) Cost of Asset |
|---|---|---|---|
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for March 2005 made May 6-19, 2005 | $2,501 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for June 2005 made October 21, 2005 | $104 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for June 2005 made November 18, 2005 | $467 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for June 2005 made August 5, 2005 | $16,393 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for July 2005 made August 19, 2005 | $253 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for August 2005 made October 28, 2005 | $839 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for August 2005 made November 4, 2005 | $133 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for August 2005 made November 14, 2005 | $4,703 |
| Praxair, Inc. | Employer/Plan Sponsor | Late remittance of participant contributions for December 2005 made January 26, 2006 | $1,556 |

Note: Columns (d) through (g), (i) and (j) are not applicable

# The Praxair Retirement Savings Plan
# Schedule H, 4i – Schedule of Assets
# Year Ended December 31, 2005

| (a) | Identity of issue, borrower, lessor or similar party (b) | Description of investment including maturity date, rate of interest, collateral, par or maturity value (c) | Cost (d) | Current Value (e) |
|---|---|---|---|---|
| * | Fidelity Management Trust Company | Praxair Common Stock Fund* | ** | $ 256,796,608 |
| | | Fidelity MIP II CL3 Fund* | ** | 242,068,930 |
| | | Fidelity Magellan Fund* | ** | 50,170,699 |
| | | Spartan U.S. Equity Index Fund | ** | 50,105,534 |
| | | Praxair Discounted Stock Fund* | ** | 46,697,229 |
| | | Fidelity Equity Income Fund* | ** | 38,536,616 |
| | | MSIFT Core Plus Fixed Income Portfolio | ** | 36,534,204 |
| | | Columbia Acorn Fund Class Z | ** | 34,628,638 |
| | | Janus Worldwide Fund | ** | 32,791,324 |
| | | MSIFT U.S. Small Cap Value Portfolio | ** | 30,871,382 |
| | | GMO Emerging Cty Debt Share Fund Class 3 | ** | 24,674,011 |
| | | Vanguard Life Strategy Moderate Growth Fund | ** | 13,165,829 |
| | | Fidelity International Discovery Fund* | ** | 11,564,862 |
| | | Wellington TC Growth Portfolio | ** | 10,328,865 |
| | | Vanguard Life Strategy Income Fund | ** | 6,696,961 |
| | | International Index Fund | ** | 714,277 |
| | | Fidelity Cash Reserve Fund*** | ** | 390,072 |
| | | Fidelity Retirement Money Market*** | ** | 75 |
| * | Participant Loans | Rates ranging 3.00% to 11.50%; various maturities | ** | 23,656,092 |
| | Total assets held for investment purposes | | | $ 910,392,208 |

* Party-in-interest

** Cost information is not required for participant directed investments and therefore, is not included

***Fund is not an investment option (Note 2)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

**The Praxair Retirement Savings Plan**

Date: June 28, 2006

By: J. S. Sawyer

James S. Sawyer,
Member of the Administration and Investment Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 28, 2006 relating to the financial statements of The Praxair Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

# The Praxair Retirement Savings Plan



## Financial Statements and Supplemental Schedules December 31, 2005 and 2004